Filed Pursuant to Rule 424(b)(3)
Registration No. 333-275133

Prospectus Supplement No. 6

(To Prospectus dated November 14, 2024)

VinFast Auto Ltd.

95,273,331 Ordinary Shares

This prospectus supplement amends and supplements the prospectus dated November 14, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-275133). The Prospectus relates to the offer and sale, from time to time, by YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville”), of up to 95,273,331 ordinary shares in the capital of VinFast Auto Ltd., a public company incorporated under the laws of Singapore (Company Registration No: 201501874G) (“we,” “us,” the “Company” or “VinFast”), no par value (“ordinary shares”) that we may, at our discretion, elect to issue to Yorkville from time to time, pursuant to the Standby Equity Subscription Agreement, dated as of October 20, 2023, entered into by and between Yorkville and the Company.

This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained herein. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “VFS” and “VFSWW”. On February 12, 2025, the last reported sale price of our ordinary shares and warrants as reported on Nasdaq was $3.75 per ordinary share and $0.36 per warrant, respectively.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 11 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 13, 2025

Full Year 2024 and January 2025 Business Update

VinFast Auto Ltd. (the “Company”) delivered 53,139 electric vehicles (“EVs”)1 globally in the fourth quarter 2024, which represents a 143% increase quarter-over-quarter and a 342% increase year-over-year.

Driven by demand for affordable models and strength in the domestic Vietnam market, the Company set new delivery records2 for three consecutive months during the fourth quarter, culminating in total deliveries of 97,399 EVs1 globally for the full year 2024. This represents a 192% increase year-over-year, exceeding management’s revised delivery guidance of 80,000 vehicles globally for the full year 2024.

In January 2025, VinFast’s domestic EV deliveries alone reached over 10,000, including over 4,000 VF 3s and 3,300 VF 5s.

VinFast also announced it delivered 31,170 e-scooters and e-bikes in 4Q241, representing a 65% increase quarter-over-quarter and a 41% increase year-over-year. On a full year 2024 basis, the Company delivered 70,977 e-scooters and e-bikes1, representing a 1% increase year-over year.

Note 1: Preliminary delivery results are subject to change and may differ from the final number of deliveries that will be recognized as vehicle sales revenue for the period, as a result of the year end audit.

Note 2: In terms of the number of VinFast EVs delivered by the Company in Vietnam in a single month. Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers' Association, Thanh Cong Group and Company internal data (for VinFast only).